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                              February 2, 2023

       Joey Wat
       Chief Executive Officer
       Yum China Holdings, Inc.
       7100 Corporate Drive
       Plano, Texas 75024

                                                        Re: Yum China Holdings,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Correspondence
Filed January 3, 2023
                                                            File No. 1-37762

       Dear Joey Wat:

               We have reviewed your January 3, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 16, 2022 letter.

       Correspondence Filed January 3, 2023

       Item 1A. Risk Factors, page 9

   1. We note your response to comment 10. Revise to state whether you believe that you are compliant with the
regulations or policies that have been issued by the CAC to date, notwithstanding the
various uncertainties you disclose. In this regard, we are not aware of any regulatory process
in which you are expected to be identified as a "critical information infrastructure
operator" before ensuring compliance with the Revised Cybersecurity
                                                        Review Measures.
 Joey Wat
FirstName
Yum ChinaLastNameJoey
          Holdings, Inc. Wat
Comapany2,NameYum
February  2023      China Holdings, Inc.
February
Page 2 2, 2023 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Lindsey Smith, Esq.